                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 16)1

                               RONSON CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   776338 20 4
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. /  /

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 2 of 12 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   378,361(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                378,361(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     378,361(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of (a) 377,261 Shares of Common Stock owned directly and (b) 1,100
     Shares  of  Common  Stock  issuable  upon   conversion  of  12%  Cumulative
     Convertible Preferred Stock.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 3 of 12 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   378,361(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                378,361(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     378,361(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of (a) 377,261 Shares of Common Stock owned directly and (b) 1,100
     Shares  of  Common  Stock  issuable  upon   conversion  of  12%  Cumulative
     Convertible Preferred Stock.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 4 of 12 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   378,361(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                378,361(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     378,361(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of (a) 377,261 Shares of Common Stock owned directly and (b) 1,100
     Shares  of  Common  Stock  issuable  upon   conversion  of  12%  Cumulative
     Convertible Preferred Stock.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 5 of 12 pages
-------------------------------                  -------------------------------

          The following constitutes Amendment No. 16 ("Amendment No. 16") to the
Schedule 13D filed by the undersigned. This Amendment No. 16 amends the Schedule
13D as specifically set forth.

   Items 2(a) - (c) are hereby amended and restated to read as follows:

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

   Item 4 is hereby amended to include the following:

          On  January  26,  2004,  Steel  Partners  II  issued  a press  release criticizing the Issuer for granting a lengthy and costly new employment contract to its 80-year-old Chief Executive Officer, Louis Aronson, and for continuing to waste corporate assets by appealing the dismissal by the U.S.  District Court of the  District of New Jersey of a  complaint  filed by the Issuer  against  Steel
Partners II in July 2003.  Steel Partners II also called upon the Issuer's Board of Directors to nominate a majority of independent directors, recommended by the
National Association of Corporate Directors,  and reiterated that Steel Partners
II is continuing to vigorously  pursue claims of breach of fiduciary duty by the
Issuer's  Board of  Directors.  A copy of the press  release is  attached  as an exhibit hereto and incorporated herein by reference.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 6 of 12 pages
-------------------------------                  -------------------------------

   Items 5(a) - (b) are hereby amended and restated to read as follows:

          (a) - (b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  3,841,071  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

          As of the close of  business on January 26,  2004,  Steel  Partners II beneficially  owned 378,361 Shares of Common Stock,  constituting  approximately
9.8% of the Shares outstanding. Included therein is 1,100 Shares of Common Stock issuable upon the conversion of 12% Cumulative  Convertible  Preferred Stock. As
the  general  partner  of Steel  Partners  II,  Partners  LLC may be  deemed  to beneficially  own the 378,361  Shares owned by Steel  Partners II,  constituting approximately 9.8% of the Shares outstanding.  As the sole executive officer and managing  member of Partners LLC, which in turn is the general  partner of Steel
Partners  II, Mr.  Lichtenstein  may be deemed to  beneficially  own the 378,361
Shares owned by Steel Partners II, constituting approximately 9.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 378,361  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 7 is hereby amended to include the following exhibits:

          15. Press release  issued by Steel Partners II, L.P. dated January 26,
              2004.

          16. Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein, dated as of   January
              26, 2004.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 7 of 12 pages
-------------------------------                  -------------------------------

                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:    January 26, 2004                 STEEL PARTNERS II, L.P.

                                           By:   Steel Partners, L.L.C.
                                                 General Partner

                                           By:    /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Name:  Warren G. Lichtenstein
                                                 Title: Managing Member

                                            STEEL PARTNERS, L.L.C.

                                            By:  /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Name:  Warren G. Lichtenstein
                                                 Title: Managing Member

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 8 of 12 pages
-------------------------------                  -------------------------------

                                  Exhibit Index
                                  -------------

                                Exhibit                                             Page

1.   Press release issued by Steel Partners II, L.P. dated January 26, 2004.        9 to 11

2.   Joint  Filing  Agreement  by and  among  Steel  Partners  II,  L.P.,  Steel    12
     Partners, L.L.C. and Warren G. Lichtenstein, dated as of January 26, 2004.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 9 of 12 pages
-------------------------------                  -------------------------------

                 RONSON CRITICIZED FOR GRANTING LENGTHY, COSTLY
                           NEW CONTRACT TO ELDERLY CEO

     LARGEST INDEPENDENT SHAREHOLDER ALSO CITES `WASTE OF CORPORATE ASSETS'
        IN RONSON CONTINUING TO PURSUE CLAIMS DISMISSED BY FEDERAL COURT

NEW YORK - January 26,  2004 - By  granting a lengthy and costly new  employment contract to its 80-year-old CEO Louis Aronson, Ronson Corporation (NASDAQ: RONC)
is  demonstrating  once again that it is being  exploited as a vehicle to enrich its CEO rather than to create value for its shareholders,  the company's largest independent investor, Steel Partners II, L.P., said today.

At the same time, Steel Partners:

     o    Called  upon  Ronson's  Board to  nominate a majority  of  independent directors,  recommended  by  the  National  Association  of  Corporate
          Directors,  rather than Mr.  Aronson  and his  hand-picked  Board,  to assess what's best for Ronson's shareholders.

     o    Criticized the company for "continuing to waste  corporate  assets" by appealing the dismissal by the U.S.  District Court of the District of
          New Jersey of a complaint filed by Ronson against Steel Partners.

     o    Reiterated that it is continuing to vigorously pursue claims of breach of fiduciary duty by Ronson's Board of Directors.

Mr.  Aronson's  new  employment  contract,  granted  in  November  2003  but not disclosed  by the company  until  January 7, 2004 in a  Securities  and Exchange
Commission  filing,  extends by three years Mr. Aronson's  employment  agreement that is not due to expire  until  December  31,  2004 and  includes  a  generous change-of-control  clause.  Mr.  Aronson's  base  salary  in 2002 was  $618,822, according to the company's latest proxy statement filed last November. Under the new contract,  his base salary  beginning  January 1, 2005 will be the higher of his salary in 2003 or 2004,  which has not yet been  disclosed.  His base salary will increase by 3.5% annually if Ronson reports any "operating  profit" for the prior year.

The new contract also binds new owners to honor the contract in the event of the reorganization,  acquisition,  merger or  consolidation  of Ronson with  another company or entity.  Under the contract,  Mr. Aronson may not be terminated until
December 31, 2007 at the earliest. He will continue to receive full benefits for the life of the  contract  if he is unable to  perform  his  duties  because  of illness or other  reason  beyond his control,  with one full year of  additional compensation if this occurs during the last twelve months of the contract.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 10 of 12 pages
-------------------------------                  -------------------------------

"The new employment  agreement is nothing less than a golden parachute  designed to benefit  Mr.  Aronson  at the  expense of other  shareholders,"  said  Warren
Lichtenstein,  CEO of Steel  Partners.  "With all due respect to Mr. Aronson who turned 80 last year,  it is  inappropriate  for a company to grant a  three-year extension to the term of employment of an executive in the twilight of his years under today's corporate governance  standards.  Given Mr. Aronson's age, we feel that the `life  insurance'  provision in his contract  obligating the company to pay two full  years'  compensation  to his  spouse  upon his death  prior to the
contract's   expiration   further   evidences  the  indignity  of  the  contract
extension."

In challenging Ronson to allow shareholders to elect independent directors,  Mr.
Lichtenstein noted that existing  management has failed to enhance value for all shareholders.  Aronson  controls  at least  32.4% of the  company's  outstanding common  stock and  longtime  Board  member and  former  Ronson CFO Erwin M. Ganz controls 5.9%, according to the proxy statement.

"This voting bloc allows management to continue to entrench itself and to thwart any ability to elect an independent  Board. Louis Aronson is allowing himself to personally  benefit from the largesse of the company,  while other  shareholders suffer. We believe that Ronson should nominate a slate of independent  directors as  recommended  by  the  National  Association  of  Corporate  Directors,"  Mr.
Lichtenstein said.

Earlier this month,  it was announced that the United States  District Court had dismissed  all federal and state  claims  brought by Ronson and Aronson  against
Steel Partners in July 2003. Ronson has appealed the court's ruling.

"It is  regrettable  that Mr.  Aronson and Ronson  continue  to waste  corporate assets on this matter," Mr.  Lichtenstein  said.  "For the past five years,  the company  has  resisted  our  efforts to bring  meaningful  corporate  governance reform, and it seems clear to us that they will continue to do so.  Nonetheless, we are  committed  to doing  what is right  for  shareholders,  and we intend to continue to protect our investors and fellow shareholders  against being treated unfairly."

Mr.  Lichtenstein added that Steel Partners is continuing to aggressively pursue a  shareholder  derivative  suit against  Ronson's  Board of Directors  claiming various  breaches of fiduciary duty. The lawsuit,  filed in March 2003,  alleges among  other  things  that the  directors  "have  entrenched  themselves  to the detriment  of Ronson and its  shareholders,"  by among other  things using large sums of  Ronson's  money to buy a proxy  from  Ronson's  largest  non-management shareholder,  Carl Dinger, who owns 12% of Ronson's stock. The suit also alleges that  Ronson's  Directors  have used "their  control  over Ronson to  unlawfully protect and advance  their own  financial  interests"  and that this control has allowed them "to further waste Ronson's assets by paying excessive  compensation to Louis Aronson."

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 11 of 12 pages
-------------------------------                  -------------------------------

Steel  Partners,  which  began  investing  in  Ronson  in 1996,  currently  owns approximately 9.9% of the company's outstanding common stock.

                                    ---xxx---

CONTACT: Roger Gillott and Mike Sitrick of Sitrick And Company, (310) 788-2850.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 12 of 12 pages
-------------------------------                  -------------------------------

                             JOINT FILING AGREEMENT
                             ----------------------

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  January 26, 2004
(including  amendments  thereto)  with  respect  to the  Common  Stock of Ronson
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:  January 26, 2004                 STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Managing Member

                                           /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN